UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

November 3, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Midway Games Inc.
File No. 1-12367 - CF# 21945

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Midway Games Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from an Exhibit to an amended Form 8-K filed on April 10, 2008, as further amended on October 21, 2008.

Based on representations by Midway Games Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following Exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 99.1   through June 30, 2009

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

David L. Orlic
Special Counsel